UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Environmental Services acquires TMT, the Termomeccanica subsidiary specializing in waste management and treatment, in Italy

Paris, May 31, 2007 – Veolia Environmental Services today announced the signature of an agreement for a controlling interest in TMT, the waste management and treatment subsidiary of Termomeccanica Ecologia in Italy. The transaction concerns 75% of the shares based on an enterprise value (100%) of €338 million. The stake may be raised to 100% by 2012.

TMT is specialized in the design, build and operation of waste treatment facilities (incinerators and mechanical, MBT*-type waste-to-fuel treatment facilities).

The company is the largest private operator in the thermal waste treatment market in Italy, managing seven treatment facilities in different regions of the country. It also has a portfolio of particularly interesting contracts for future plants, some of which are already under construction.

In 2006, TMT reported proforma revenue of €97 million. In view of projects already on stream, revenue should increase significantly in the coming years and reach approximately €200 million in 2011.

"The thermal waste treatment market is particularly dynamic and attractive because of the stated objective of reducing volumes of waste going to landfill, coupled with public incentives for production of green energy. Veolia Environmental Services will therefore be well positioned to respond competitively to future tenders to build new facilities in Italy. In addition to the Italian market, TMT will serve as a gateway for development throughout Southeast Europe, an area faced with similar needs, thanks to its high-quality teams and strong references. This acquisition also puts us in a stronger position to develop our services to industrial organizations (special industrial waste, remediation of polluted soils,...)" said Denis Gasquet, Chief Executive Officer of Veolia Environmental Services.

"This new acquisition, which generates an expected rate of return higher than our standard criteria and will enhance the Company's net income from the second year, strengthens Veolia’s position in the Italian and Mediterranean markets" said Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement.

According to Enso Papi, Chairman of Termomeccanica and of TMT's board of directors: "This alliance with a world leader like Veolia Environmental Services will allow TMT to optimize management and operation of its facilities and pursue expansion of its activities in Italy and Southeast Europe."

Finalization of the transaction is subject to the completion of the last acquisition audits and the approval of the competition authorities.

* MBT: Mechanical and Biological Treatment

Veolia Environmental Services, the division of Veolia Environnement in charge of waste management business, is the only provider of a full range of services for hazardous and non-hazardous solid and liquid waste all over the world. The company provides waste management and logistics services (collection, pipe systems maintenance, cleaning, waste flow management), as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €7.4 billion in 2006. www.veolia-proprete.com

Veolia Environnement is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2007
VEOLIA ENVIRONNEMENT
By: /s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary